Exhibit 16.1

February 2, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Ladies and Gentlemen:

We were previously principal accountants for Brushy Resources, Inc. (f/k/a Starboard Resources, Inc.) engaged May 8, 2015 and did not issue any reports relating to the Company. We were the auditor of record during the 10-Q filings for the interim periods ending March 31, 2015, June 30, 2015 and September 30, 2015.  We were formally notified of our dismissal on January 25, 2016.  We have read Brushy Resources, Inc. statements included under Item 4.01 of its Form 8-K dated January 29, 2016, and we agree with such statements, except that we are not in the position to agree or disagree with Brushy Resources, Inc. statement that the change was approved by the audit committee of the board of directors.  We are also not in the position to agree or disagree with Brushy Resources, Inc.’s consultation with Marcum LLP.

Very truly yours,

/s/ Akin, Doherty, Klein & Feuge, P.C.